U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   FLANDERS LANGUAGE VALLEY FUND CVA
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                     Flanders Language Valley 63 8900 Ieper
--------------------------------------------------------------------------------
                                    (Street)

                                     Belgium
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

   AT COMM CORPORATION (ATCM)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

  December 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [  ]   Director                             [ X ]   10% Owner
   [  ]   Officer (give title below)           [   ]   Other (specify below)


                -------------------------------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          03/25/98       P               211,297     A      (1)      785,697        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          05/25/00       C               200,000     A      (2)      985,697        D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

(1) On March 25, 1998, Flanders Language Valley Fund CVA ("FLV") acquired 211,297 shares of Common Stock as a result of a purchase price adjustment in connection with its prior purchase on September 24, 1997 of 534,400 shares of Common Stock for $2,672,000. On July 7, 1997, FLV purchased 40,000 shares of Common Stock for $200,000.

(2) On May 23, 2000, FLV, on a one-for-one basis, converted 200,000 shares of Series A Preferred Stock into 200,000 shares of Common Stock.


* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                  2.                                                                                     Deriv-    of
                  Conver-                     5.                              7.                         ative     Deriv-   11.
                  sion                        Number of                       Title and Amount           Secur-    ative    Nature
                  of                          Derivative    6.                of Underlying     8.       ities     Secur-   of
                  Exer-              4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                  cise     3.        Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                  Price    Trans-    action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                of       action    Code     of(D)         (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of          Deriv-   Date      (Instr.  (Instr. 3,    ----------------           or       Secur-   of        direct   Owner-
Derivative        ative    (Month/   8)       4 and 5)      Date     Expira-           Number   ity      Month     (I)      ship
Security          Secur-   Day/      ------   ------------  Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)        ity      Year)     Code V   (A)   (D)     cisable  Date     Title    Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A                                                                      Common
Preferred Stock            09/21/98  P        65,600        Immed.            Stock     65,600   5.00     65,600   D
------------------------------------------------------------------------------------------------------------------------------------
Series A                                                                      Common
Preferred Stock            10/05/98  P       134,400        Immed.            Stock    134,400   5.00    200,000   D
------------------------------------------------------------------------------------------------------------------------------------
Series B                                                                      Common
Preferred Stock            12/30/99  P        50,000        Immed.            Stock     50,000  20.00     50,000   D
------------------------------------------------------------------------------------------------------------------------------------
Series B                                                                      Common
Preferred Stock            02/07/00  P        25,000        Immed.            Stock     25,000  20.00     75,000   D
------------------------------------------------------------------------------------------------------------------------------------
Series A                                                                      Common
Preferred Stock   1-for-1  05/23/00  C(3)           200,000 Immed.            Stock    200,000             -0-     D
------------------------------------------------------------------------------------------------------------------------------------
Series C                                                                      Common
Preferred Stock            12/21/00  P       100,000        Immed.            Stock    100,000  15.00    100,000   D
====================================================================================================================================

Explanation of Responses:

(3) On May 23, 2000, FLV, on a one-for-one basis, converted 200,000 shares of Series A Preferred Stock into 200,000 shares of Common Stock.


/s/ Philip Vermeulen                                         March 8, 2001
---------------------------------------------            -----------------------
Philip Vermeulen, Managing Director                              Date
on behalf of Flanders Language Valley Fund CVA

      **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.

                                   Page 2 of 2